UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number: 001-41641

Otonomo Technologies Ltd.
 (Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Otonomo Technologies Ltd. (the “Company”) hereby furnishes the following documents in connection with its Annual General Meeting of Shareholders scheduled for July 27, 2023, at 4:00 p.m. Israel time at its offices at 16 Abba Eban Boulevard, Herzliya Pituach, Israel (the “Meeting”) as exhibits to this Form 6-K and incorporated by reference herein:

99.1	Notice and Proxy Statement with respect to the Meeting; and

99.2	Form of Proxy Card.

* * * * *

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-261641).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd. By: /s/ Ben Volkow Ben Volkow Chief Executive Officer

June 27, 2023